SE 19010894

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8-66064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pariter Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 Carretera #2, Caparra
(No. and Street)

Guaynabo	PR	00966
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francisco J Rivera Fernandez — (787) 781-2555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THAYERONEAL COMPANY LLC
(Name – *if individual, state last, first, middle name*)

101 Parklane Boulevard	Sugar Land	Texas	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
AUG 06 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RNS

OATH OR AFFIRMATION

I, Francisco J. Rivera Fernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pariter Securities LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aff # 176
Sworn to and subscribed before me this 5th day of August, 2019 by Francisco Rivera Fernandez, whom I know personally, of legal age, single, President Pariter Securities LLC in, San Juan, Puerto Rico.

[signature]

RECIBO
RECIBO
Sello
4U18-02127817
9397
07/02/2019
$5.00
Sello de Asistencia Legal

PARITER SECURITIES, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2018

Contents

Independent Auditors Report

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Shareholders
Pariter Securities, LLC
243 Carretera #2
Guaynabo, PR 966

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Pariter Securities, LLC. (the "Company") as of December 31, 2018, and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States ("PCAOB" and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as Pariter Securities, LLC's auditor since 2018.

Sugar Land, TX

August 2, 2019

Pariter Securities, LLC
Financial Statements
Statement of Financial Condition
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current assets	
Cash	$ 193,335
Commissions receivable	701,828
Prepaid expenses	124
Due from related parties	25,308
Total current assets	920,595
Total assets	$ 920,595
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	11,957
Commissions Payable - Related Party	459,440
Taxes payable	49,218
Total liabilities - all current	520,615
Member's equity	
Common stock, $100 per value, 10,000 shares authorized, 11 shares issued and outstanding	1,100
Paid in capital	912,662
Retained earnings	(759,887)
Net income	246,104
Total equity	399,979
Liabilities and member's equity	$ 920,595

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
Statement of Operations
For the Year-Ended December 31, 2018

	Jan - Dec 18
Income	
Commissions and fees	$ 2,805,704
Total revenues	**2,805,704**
Operating expenses	
Commissions	2,147,870
Registration Fees and licenses	9,017
Professional fees	95,162
Management fees	20,458
Repairs & maintenance	56,938
Compliance Services	30,265
Other	211,202
Total operating expenses	**2,570,912**
Operating Income	234,792
Other income and expenses	
Other income	11,312
	11,312
Net Income	**$ 246,104**

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2018

Net Income	$	246,104
Adjustments to reconcile net income to net cash provided in operating activities:		
Change in net assets and libilities		
(Increase) Decrease in:		
Commissions receivable		(701,828)
Prepaid expenses		(32)
Advance to brokers		23,677
Due from related parties		16,261
Increase (Decrease) in:		
Accounts payable and accrued exp		(37,168)
Commission Payable		459,440
Taxes payable		(56,972)
Net cash used in Operating Activities		**(50,518)**
Financing Activities		
Capital Contirbutions		241,850
Net cash provided by Financing Activities		**241,850**
Net increase in cash		191,332
Cash at beginning of year		2,003
Cash at end of year	$	**193,335**

Supplemental disclosures of cash flow information:

The supplemental disclosures of cash flow information for the years ended December 31, 2018 is as follows:

Cash paid during the year for:

-Income Taxes $ 24,847

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
Statement of Changes in Member's Equity
For the Year-Ended December 31, 2018

	Common Stock				Contributed Capital		Accumulated Deficit		Total	
	Shares		Amount							
Balance, December 31, 2017	11	$	1,100	$	670,812	$	(759,887)	$	(87,975)
Capital Contribution					241,850				241,850
Net Income							246,104		246,104
Balance, December 31, 2018		$	1,100	$	912,662	$	(513,783)	$	399,979

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2018

(1) Organization and summary of significant accounting policies:

Organization-

Pariter Securities LLC ("The Company") is a corporation organized under the laws of the Commonwealth of Puerto Rico on March 11, 2008 and is primarily engaged in rendering brokerage services as an introducing broker. The Company does not carry securities accounts nor customers, nor does it render custodial functions of customer securities. The Company's client orders are received from customers and placed via ETC Brokerage Services LLC, a correspondent US Based firm who maintains all accounts for the customers.

Pariter Securities LLC adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

Pariter Securities LLC applied Topic 606 using the cumulative effect method, i.e., by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

Summary of significant accounting policies:

(a) Basis of presentation-

The Company's fiscal year ends on December 31 of each year. All references to years in these notes to the financial statements represent the calendar year then ended, unless otherwise noted. The auditor has evaluated subsequent events through June 28, 2019, the date of the financial statements were available and addressed them in Note 7, herein.

(b) Revenue Recognition-

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Pariter Securities LLC recognizes revenue when it satisfied a performance obligation by transferring control over a service to a customer.

Taxes and regulatory commissions assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by Pariter Securities LLC from a customer, are excluded from revenue.

(c) Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which Pariter Securities LLC generates its revenue. For more detailed information about reportable segments, see below:

Commissions earned: This includes commissions earned from; private placements; due diligence; Mutual fund other than concessions or 12b-1 commissions; annuities; and retirement plan trails

(d) Account receivables and Bad Debt expense-

Account receivables include commission due in cash. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible. Account receivables over thirty days old are considered as non-allowable for net capital computation, except for those receivables that are due from another licensed broker-dealer, that for capital computation purposes, are considered up to the corresponding commission payable amount. Accounts are charged off as uncollectible when the account receivables are over 120 days old and when management determines that collection is unlikely. At December 31, 2018, the Company considered that all $701,828 accounts receivables to be fully collectible.

(e) Related party transactions-

During the year ended on December 31, 2018, the Company engaged in transactions with related companies in which its member has a substantial investment. The transactions are mostly related to management fees. Amount due (to) from related parties at year-end are non-interest bearing and have no specific repayment terms. In addition, please refer to Commission Expense footnote (Note 4) for additional related party transactions.

	2018
Due from related party	$ 25,308
Management fees expense	$ 20,458

Commissions expense (Related Party):

The commission expense represents commission recorded to the company's registered representative, specifically to its sole member and president Francisco Rivera, whose commissions in the amount of $2,147,870, represents 100% of total commission expense.

Due to Owner:

On May 1st, 2018 the due to owner balance of $91,850.19 was converted and allocated as capital contribution.

(f) Income Taxes-

Income taxes are accounted for using the assets and liability method under which deferred income taxes, if any, are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and operating loss carry forwards. The effect of deferred tax assets for a change in tax rates is recognized in income in the period that include the enactment date. Management provides a valuation allowance against deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expect to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical

merits of the position. The tax benefit recognized in the financial statements from such a position, if any, are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in oncome taxes also addresses de-recognition, classification, interest and penalties on income taxes and accounting in interim periods.

Deferred income tax results from the future tax consequences of temporary differences between the amounts of certain assets and liabilities recorded for tax and financial statements purposes. To the extend it is more-likely-than-not that a deferred income tax asset will not be realized, a valuation allowance is recognized.

There are no deferred tax assets for the current year.

The Company files income tax returns only in the Commonwealth of Puerto Rico. With few exemptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2011. Tax audits, by their nature, are often complex and can require several years to complete.

The following table represents the amount and type of taxes owed by the Company as of December 31, 2018:

7% Tax withheld	$ 1,148
Municipal License	494
Income tax	47,576
TOTAL	$ 49,218

As of the date of this audit report, the Company has paid off all of its taxes owed, except for the income tax owed to the Puerto Rico Department of the Treasury since the Management is currently requesting a review of its 2016 and 2017 Tax Return.

(h) Use of Estimates-

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Deposit with Clearing house:

The Company currently has a piggy-back clearing agreement with ETC Brokerage Services where all accounts are held at COR Clearing with no deposit.

(3) Commission and fees:

Commissions and fees represent income generated from brokerage services and from commission trails derived from 12B1 fees, custodian, 401Ks and annuities, and are generally recognized when realized or realizable, and when earned (usually when services rendered), irrespective of the date received. A significant amount of the commissions and fees earned for the year 2018 were from private placement commissions and due diligence fees ($2,805,704) which accounts for 99% of the total commissions and fees received of $2,805,704. The Company's major providers are Mil Green, The Phoenix Fund LLC, GPB and Carter.

(4) Claims expense:

The Company had no claims pending or filed as of the date of this audit report.

(5) Other expense:

The amount of $211,202 in other expenses represents the following items:

Auto/Gas	$ 4,798
Dues and Subscriptions	1,831
Insurance	3,766
Bank Charges	1,475
Data Storage	14,722
Office	32,800
Postage and Delivery	12,930
Advertising	2,251
Education and Training	800
Printing	494
Municipal tax	16,832
Property Tax	1,479
Workmen Compensation	6,618
Other Taxes	6,505
Rent/Lease	5,592
Utilities	10,729
Penalties and Fines	1,000
Travel	43,753
Meals and Entertainment	42,827
TOTAL	$ 211,202

(6) Net Capital Rule:

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had a net capital of one hundred thirty-two thousand one hundred sixty dollars ($132,160) which was ninety-seven thousand four hundred and fifty-two dollars ($97,452) in excess of its net capital requirement of the net capital requirement of thirty-four thousand and seven hundred and eight dollars ($34,708). The Company's ratio of aggregate indebtedness to net capital was a positive three hundred and ninety-three point ninety-three (393.93) percent. Relevant information with respect to the Company's net capital and regulatory compliance therewith are provided in the following supplemental calculations and statements required pursuant to SEA Rule 17a-5(d):

Computation of Net Capital	
Total Member's Equity	$ 399,979
Non-Allowable Assets	267,819
Haircuts on Securities Positions	
Securities Haircuts	-
Undue Concentration Charges	-
Net Allowable Capital	132,160
Computation of Basic Net Capital Requirement	
Minimum Net Capital Requirement as a Percentage of Aggregate Indebtedness	34,708
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	5,000
Net Capital Requirement	34,708
Excess Net Capital	97,452
Computation of Aggregate Indebtedness	
Total Aggregated Indebtedness	520,615
Percentage of Aggregated Indebtedness to Net Capital	393.93
Reconciliation of the Computation of the Net Capital Under Rule 15c3-1	
Net Capital Computed and Reported on FOCUS IIA as of December 31, 2018	
Adjustments:	
Increase (Decrease) in Equity	132,159
Increase (Decrease) in Non-Allowance Assets	-
Increase (Decrease) in Securities Haircuts	1
Increase (Decrease) in Undue Concentration Charges	-
Net Capital Per Audit	132,160
Reconciliation Difference	$ -

Statements Pursuant to 17a-5(d)

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. As stated above, at December 31, 2018, the Company had a net capital of one hundred thirty-two thousand one hundred sixty dollars ($132,160) and a net capital requirement of thirty-four thousand and seven hundred and eight dollars ($34,708) which represents and excess net capital of ninety-seven thousand four hundred and fifty-two dollars ($97,452). The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

(7) Subsequent Events:

The Company has evaluated events from December 31, 2018 through August 2, 2019, the date the financial statements were issued. The Company is currently under FINRA requirement to prepare and submit a monthly net capital computation, which are prepared and submitted by its primary Financial and Operations Principal (FINOP) and reviewed by its secondary FINOP and shall file monthly Focus Reports until FINRA notifies the Company that monthly filings are no longer necessary. In addition, on January 10, 2019, Mr. Francisco J. Rivera Fernandez, as sole member of the Company, instructed and notified the Company about the forgiveness and conversion of a commission payable due to Mr. Rivera in the amount of $430,629.68, to be allocated and recorded as capital contribution. As of the date of these audited financial statements the Company has been in compliance with its net capital and reporting requirements. There were no additional subsequent events that need disclosure.

Pariter Securities, LLC
Supplementary Reports Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Exemption Review Report

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Francisco Rivera
Pariter Securities, LLC
243 Carretera #2
Guayanabo, PR 966

Dear Francisco Rivera:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Pariter Securities, LLC identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Pariter Securities, LLC stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Pariter Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pariter Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC
Thayer O'Neal Company, LLC

Sugar Land, TX

August 2, 2019

Insert Auditor's Review Here

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

PARITER

February 6, 2019

Tayer O'Neal & Company LLC
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Pariter Securities LLC,

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. We have met the identified exemption from January 1, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Francisco J. Rivera Fernández
President
Pariter Securities LLC

2/6/19
Date

PO Box 11852 San Juan Puerto Rico 00922-1852
787-781-2555

Pariter Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Agreed Upon Procedures Report and Reconciliation Pursuant to SEA Rule 17a-5(e)(4)

Insert auditor's AUP Report Here

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Francisco Rivera
Pariter Securities, LLC
243 Carretera #2
Guayanabo, PR 966

Dear Francisco Rivera:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Pariter Securities, LLC identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Pariter Securities, LLC stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Pariter Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pariter Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC
Thayer O'Neal Company, LLC

Sugar Land, TX

August 2, 2019

Pariter Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

SIPC Reconciliation

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

77*****1024*****************MIXED AADC 220
66064 FINRA DEC
PARITER SECURITIES LLC
PO BOX 11852
SAN JUAN, PR 00922-1852

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Eduardo Sotomayor

2. A.	General Assessment (item 2e from page 2)	$ 4,226
B.	Less payment made with SIPC-6 filed (exclude interest) 7/26/18 Date Paid	(533)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	3,693
E.	Interest computed on late payment (see instruction E) for ___ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 3693

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 3962

H. Overpayment carried forward $(269)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pariter Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 27 day of June, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Pariter Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

SIPC Reconciliation

Total revenue	$ 2,817,016
Deductions	-
SIPC net operating revenues	2,817,016
Amount due per general assessment @ 0.0015	$ 4,226

Form	Filing date	Check number	Filed/paid to	Amount paid
SIPC 6	7/26/2018	4315	SIPC	$ 533
SIPC 7	2/6/2019	ACH	SIPC	$ 3,962

Total amount paid	$ 4,495
Overpayment (Underpayment)	$ 269